KWESST MICRO SYSTEMS INC.

INFORMATION DISCLOSURE POLICY

1. Adoption

This policy (the "Policy") was approved by the Board of Directors (the "Board") of KWESST Micro Systems Inc. (the "Corporation") on December 20, 2024.

2. Purpose

It is the policy of the Corporation and all of its subsidiaries that all Material Information (as defined below) relating to the Corporation be disclosed to the investing public in a timely, factual and accurate fashion and that the Corporation's directors, executive officers (corporate officers and all Vice-Presidents) and each of their direct reports; the staff of the financial, accounting, legal and investor relations departments; and any other employee(s) or consultants (including any consultants performing investor relations services) who have knowledge of material undisclosed information (collectively, "Corporate Actors") conduct themselves in accordance with applicable legal and regulatory requirements. For the purposes of the policy, a "trade" shall have the meanings ascribed to it pursuant to the Securities Act (Ontario).

3. Responsibility

(a) Individual Responsibility. Every officer, director, employee or consultant of the Corporation and any other Corporate Actor will be held responsible for their compliance with this Policy. The individual who breaches this Policy may find himself or herself personally exposed to a wide range of penalties, fines and penal sanctions as well as civil actions for damages and administrative sanctions, by securities commissions and other regulatory bodies. Breaches of this Policy by employees may also expose the Corporation to regulatory and civil actions and the censure of the investing public.

If appropriate, the Corporation will report violations of this Policy to the appropriate regulatory authorities and will assist such authorities in investigating, and even prosecuting, violations of this Policy by the Corporation's directors, officers, employees and consultants.

(b) Disclosure Committee. The Corporation has created an operational committee (the "Disclosure Committee") consisting of the Chairman of the Board (the "Chairman") and Chief Financial Officer ("CFO") (collectively, the "Designated Officers") who shall be responsible for ensuring that the Corporation complies with this Policy and that Corporate Actors are familiar with its contents. The composition of the Disclosure Committee may change from time to time and the Corporation will advise all persons to whom this Policy applies of any such changes. The functions of the Disclosure Committee may be effected by any member of the Disclosure Committee and where a person is required hereunder to report to the Disclosure Committee, he or she may report to any one member of the Disclosure Committee.

(c) Board Oversight. Subject to the Audit Committee's responsibility in relation to financial disclosure as set out in the Audit Committee Charter, the Compensation and Corporate Governance Committee shall have general oversight over the adherence by the Corporation to the terms of this Policy and the adequacy of this Policy in light of changes to the Corporation's circumstances and regulatory environment.

The Human Resources and Governance Committee shall annually review the substance of this Policy and recommend any necessary changes to the Board of Directors.

4. Review of Disclosure.

(a) Basic Rule. Every written public disclosure relating to or concerning the Corporation provided to third parties (including the general public) by a Corporate Actor shall be reviewed and approved by the Disclosure Committee.

In the event that one of the Designated Officers is unavailable during the requisite time period, the written disclosure shall be reviewed and approved by one of the Designated Officers and one other senior officer of the Corporation.

With regard to financial press releases, the Audit Committee will review and approve all press releases recommended by the Disclosure Committee, and then circulate them to the Board for further approval; provided that if no objection is received from any member of the Board within a reasonably short period of time (i.e., a few hours), the release will be deemed approved.

With regard to "non-financial" press releases, the Board will review them for approval; provided that if no objection is received from any member of the Board within a reasonably short period of time (4 hours) the release will be deemed approved.

(b) Disagreements and Ambiguities. In the event there is a disagreement between the two officers reviewing written disclosure, or if there is any uncertainty on the part of either of the officers as to whether information should be disclosed or when a material change has occurred, such question shall be referred to the Corporation's regular corporate counsel.

(c) Financial Matters. Notwithstanding Section 4(b), if a disagreement or ambiguity relates to the financial reporting obligations of the Corporation, the issue shall be raised with the Audit Committee (which, if it wishes, may seek the assistance of legal counsel or the Corporation's auditors).

5. Disclosure of Material Information

(a) What is Disclosed? The Corporation shall, subject only to the provisions relating to confidentiality described in Section 6, disclose all Material Information in accordance with applicable securities laws. "Material Information" is any information relating to the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on either the market price or the value of, any of the securities of the Corporation. The Disclosure Committee, in consultation with the board of directors and others as appropriate shall determine what is deemed to be material information and the appropriate public disclosure.

(b) When is Material Information Disclosed? Subject to Confidential Material Information, which shall be disclosed in accordance with Section 6, Material Information shall be disclosed in accordance with the provisions of this Section 5.

A change in Material Information (which must be reported immediately) shall be deemed to occur: (i) when a decision to implement the change is made by the Board of Directors of the Corporation; or (ii) the decision is made by senior management of the Corporation in the belief that confirmation of the decision by the Board of Directors is probable.

Disagreements or uncertainty as to whether a change of Material Information has occurred shall be resolved in accordance with Section 4(b).

(c) Principles of Disclosure. The following principles shall be observed by the Corporation in disseminating changes in Material Information:

(i) Changes in Material Information shall be disclosed by way of a press release disseminated through a newswire service approved by the Corporation's corporate counsel. Any such press release shall be filed on SEDAR.

(ii) If Material Information is to be announced at an analyst or a shareholders meeting or a press conference, conference call or webcast, its announcement must be coordinated with a general public announcement by news release.

(iii) If it appears that there will be significant delays in issuing a press release, whether occasioned by the Corporation or a third party, the issue of the delay shall be raised with the Corporation's corporate counsel and, if necessary, Market Regulation Services to determine whether trading in the Corporation's shares should be halted pending release of the Material Information.

(iv) A news release containing the Material Information may be sent to Market Regulation Services for its review prior to dissemination of the news release, if determined necessary by the Designated Officers.

(v) The Corporation will not, except in exceptional circumstances, delay a news release containing changes in Material Information because of a need for third party approval. In those exceptional circumstances, the Corporation shall follow the procedure for disseminating confidential information described in Section 6.

(vi) News releases describing Material Information shall be posted on the Corporation's website following their dissemination by newswire and filing on SEDAR.

(vii) Disclosure should not contain half-truths or any information which requires additional information not to be misleading.

(viii) The Corporation shall disclose unfavourable Material Information as promptly and completely as it discloses favourable Material Information.

(ix) Material Information that has been disclosed must be updated if earlier disclosure has become misleading due to subsequent events.

(x) Previously undisclosed information must not be disclosed to selected third parties. Disclosure must first (or concurrently) be made to the general public.

(xi) The Corporation will not comment, affirmatively or negatively on rumors unless required by Market Regulation Services, or the TSX Venture Exchange (or such other exchange upon which the Corporation's shares may trade) (the "Exchange") or such other securities regulatory authority requires the Corporation to make a statement in response to a market rumor.

(xii) In addition to issuing a news release as set out herein, changes to Material Information shall be reflected in a material change report and filed on SEDAR within the time frame required under applicable securities laws. Material contracts outside of the Corporation's ordinary course of business shall be filed on SEDAR as required under applicable securities laws.

6. Disclosure of Confidential Material Information

(a) General. Securities legislation permits the Corporation to delay disclosure of a change of Material Information and to keep it confidential temporarily, when immediate release of the information would be unduly detrimental to the Corporation's interests. This can arise, for example, when immediate disclosure might interfere with the Corporation's pursuit of a specific objective or strategy, with ongoing negotiations, or with its ability to complete a transaction.

(b) Determining When to Keep Changes Confidential. The test provided by Canadian securities regulators is that changes to Material Information may be kept confidential when harm to the Corporation's business from disclosing outweighs the general benefit to the market of immediate disclosure. A factor in this test is whether there is reasonable likelihood of market participants, not subject to obligations of confidentiality, becoming aware of the change in Material Information before it is disseminated in accordance with Section 5.

Any question as to whether it is appropriate for a change in Material Information to be kept confidential shall be resolved as set out in Section 4(b).

(c) Procedure. If the Designated Officers of the Corporation determine in accordance with this Policy that it is appropriate for a change or pending change in Material Information to be kept confidential, the Corporation shall file a confidential material change report with the appropriate securities commissions as required under applicable securities laws. This confidential filing, and the Corporation's evaluation of the need for confidentiality, must be renewed every ten (10) days, if the Corporation wants the change in Material Information to remain confidential as required under applicable securities laws.

(d) Leaks. One of the Designated Officers or a person nominated by him shall, during the period the Corporation has confidential Material Information, carefully monitor market activity in the Corporation's securities. If the confidential Material Information, or rumours about it, have leaked or appear to be impacting the Corporation's share price, the Corporation will review the situation and may be required to immediately disclose the confidential Material Information in accordance with Section 5.

7. Forward Looking Information

(a) General Policy. It is the Corporation's policy not to provide earnings guidance to the public or to persons, such as analysts, whose work is to make the results of such guidance available to the public.

When reviewing analysts' reports, comments of directors, officers, employees and agents must be limited to identifying factual information that has been generally disclosed to the public. Any comments must contain a disclaimer that the report was reviewed for factual accuracy only. No comfort or guidance shall be expressed on the analysts' earnings models or earnings estimates and no attempt shall be made to influence an analyst's opinion or conclusion.

(b) Forward Looking Information Generally. Forward-looking information (financial or otherwise) may be provided to market participants if it is general and does not touch upon material, bottom-line financial results and is accompanied by the following:

(i) The information is clearly identified as forward-looking;

(ii) The Corporation identifies all material assumptions in the forward-looking information;

(iii) The forward-looking information is expressed as clearly conditional;

(iv) The information is accompanied by a statement that identifies, in very specific terms, the factors that may cause the actual results to differ materially from those projected in the statement, and puts market participants on notice that they should not rely on such forward-looking statements. The factors should be represented with a reasonably possible range of outcomes, a sensitivity analysis or other qualitative analysis that will assist in assessing the related risks;

(v) Officers are aware at the time they make forward-looking statements that, if material, those statements will need to be publicly revised or corrected if subsequent events make them misleading; and

(vi) The forward-looking information, if financial in nature, either refers to performance in the next quarter, or has been approved for dissemination by the Audit Committee.

8. Selective Disclosure and Tipping

(a) What is Selective Disclosure or Tipping? Securities legislation prohibits Corporate Actors from providing undisclosed Material Information to third parties, other than in the necessary course of business. The prohibition applies whether the Corporation or the person providing selective disclosure gains a benefit from the disclosure or not.

Disclosure in the "necessary course of business" may include:

(i) disclosure to vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing, and supply contracts;

(ii) disclosure to employees, officers and board members;

(iii) disclosure to lenders, legal counsel, auditors, underwriters, and financial and other professional advisors to the Corporation;

(iv) disclosure to parties to significant negotiations;

(v) disclosure to industry associations;

(vi) disclosure to government agencies and non-governmental regulators;

(vii) disclosure to credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the agency's ratings generally are or will be publicly available);

(viii) disclosures in connection with a private placement; and

(ix) communications with controlling shareholders, in certain circumstances

(b) General Prohibition. No Corporate Actor shall engage in selective disclosure. Any question of whether anticipated disclosure is in the necessary course of business shall be determined by the Disclosure Committee.

(c) Inadvertent Selective Disclosure. In the event a Corporate Actor inadvertently discloses Material Information to a market participant that has not been generally disseminated, the Corporate Actor shall immediately report the selective disclosure to the Disclosure Committee and the Corporation shall immediately disclose the Material Information in question in accordance with Section 5 or Section 6. Pending the material being generally disclosed, the Corporation shall contact the parties to whom the Material Information was disclosed and inform them (i) that the information is undisclosed Material Information; and

(ii) of their legal obligations with respect to the Material Information.

(d) Equality of Treatment. It is understood that in individual or small-group communications, certain non-Material Information may be provided that has not been generally disclosed to the public. Such information, usually supplied in response to the questions of analysts or other investors, must be provided to any person who makes similar inquiries of the Corporation. Market participants shall be treated equally by Corporate Actors with respect to non-Material Information.

9. Prohibition on Certain Uses of the Internet

All Corporate Actors are prohibited from disclosing Corporate information, whether it is material or not, in Internet chat rooms, newsgroups, blogs or the website of any third party. Corporate Actors should advise a member of the Disclosure Committee if they are aware of any discussion of information of the Corporation in a chat room, newsgroup or bulletin board.

10. Maintaining Confidential Information

(a) Corporate Information. Corporate Actors are reminded that they have common law and/or contractual duties prohibiting them from releasing any information not generally known concerning the Corporation or its affairs, other than as is necessary to discharge their responsibilities to the Corporation. This Policy relies upon Corporate Actors adhering to their duties in this regard.

(b) Third Party Information. The Corporation is generally under contractual and common law duties with respect to confidential information it receives from various third parties such as its customers, suppliers, or business partners. This third party information shall be kept confidential by Corporate Actors. In particular, Corporate Actors should take the same measures with respect to the confidential information of third parties as they take with respect to confidential information of the Corporation.

(c) Procedures To Prevent Disclosure. While not intended to be comprehensive, the following are basic rules that should be followed to preserve the confidential information of the Corporation and third parties:

(i) Confidential papers or electronic media should have "CONFIDENTIAL" or a stronger term clearly written or stamped on them.

(ii) Documents and files, including electronic files, should be kept in a safe place to which access is restricted to individuals who need to know the information for the purpose of carrying out their responsibilities on behalf of the Corporation.

(iii) Confidential matters should not be discussed in places where the discussion may be overheard such as elevators, hallways, restaurants, airplanes or taxis.

(iv) Confidential information should not be read or displayed in public places and should not be discarded where others can easily retrieve them.

(v) Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only when it is reasonable to believe that the transmission can be made or received under secure conditions.

(vi) Unnecessary copying of documents containing undisclosed material information must be avoided and extra copies of documents must be promptly removed from meeting rooms and work areas at the conclusion of the meeting and must be destroyed if no longer required.

11. Insider Reports

Reporting of Trades by Insiders. Securities legislation defines certain parties as "Reporting Insiders", and Reporting Insiders are required to prepare and file a report of every trade they make in securities of the Corporation. This includes the granting and exercise of stock options or any other rights to acquire securities. Reporting Insiders are personally responsible for ensuring that insider reports are filed within five (5) days of the trade. Assistance with filing these reports on the SEDI website may be obtained from the CFO and/or the Corporate Secretary. The consequence of being a Reporting Insider is that they are required to file insider trading reports for every transaction they make involving securities of the Corporation, which includes the grant or exercise of stock options.

12. Trading Restrictions

(a) Prohibition on Trading on Inside Information. Corporate Actors shall not trade while in possession of Material Information that has not been publicly disclosed to the market. This includes trades that apparently run counter to the Material Information in question, such as selling shares while in possession of positive undisclosed Material Information.

(b) Trading on Third Party Information. Corporate Actors shall not trade in the securities of third party companies when they are in possession of undisclosed Material Information concerning those third party companies that has been received by the Corporate Actor in the course of their employment with the Corporation.

(c) Related Parties. The prohibition on trading on inside information contained in Sections 12(a) and (b), applies not just to a Corporate Actor but to any parties related to that person, including friends, spouses, children and other family members. In this regard, Corporate Actors are reminded of their obligations of confidentiality and the prohibition on selective disclosure and tipping set out in Sections 8 and 10.

(d) Press Release Blackout Period. Following dissemination of a news release containing Material Information, no Corporate Actor shall trade in the securities of the Corporation until the day on which the Exchange is open for trading after dissemination.

(e) Financial Blackout Periods. No Corporate Actor shall trade in the Corporation's securities during the period beginning on the date that is: (i) seventy five (75) days after the last day of the reporting year; or (ii) thirty (30) days after the last day of the month of the reporting quarter, and, in either case, ending the day on which the Exchange is open for trading after publication. Such publication will be deemed effected on dissemination of such results by news release or filing on SEDAR, whichever is earlier. Notwithstanding the foregoing, the Board may by resolution allow trades within such blackout period provided the Board determines, to the best of its knowledge, that such trade or trades are: (i) in compliance with insider trading or similar restrictions pursuant to securities laws applicable to the Corporation and the Corporate Actors; (ii) in compliance with blackout period restrictions and insider rules of every stock exchange on which the Corporation's shares are listed; and (iii) not made at such time as there is material undisclosed information in respect of the Corporation available to any Corporate Actor.

(f) Occasional Blackout Period. From time to time, the Corporation will be engaged in material transactions or contemplating a potential material transaction that would give rise to concerns if a Corporate Actor traded during this period, even if the Corporate Actor was unaware of the pending or potential change in Material Information.

(g) In these circumstances, it is the duty of the officer or director aware of this pending or potential change to advise a Designated Officer who, in turn, must determine whether a Corporation-wide blackout period should be imposed. Differences of opinion or ambiguities are to be resolved as set out in Section 4(b). If a company-wide blackout is decided upon, an email to this effect and specificing the blackout period shall be sent by a Designated Officer to all Corporate Actors.

(h) Pre-Clearance of Trades. All Corporate Actors intending on trading in the Corporation's securities, including the exercise of stock options, shall so inform the Designated Officers to ensure that there is no blackout period in effect or pending undisclosed Material Information. A Corporate Actor that wants to trade shall send e-mail correspondence of an intention to trade and shall not trade until either: (i) one of the Designated Officers has provided e-mail advice back that a trade is permitted; or (ii) one (1) day shall have elapsed since the email correspondence of an intention to trade. If a Corporate Actor is advised they cannot trade, care must be taken by such Corporate Actors when communicating their inability to trade to a third party such as their broker or financial advisor who may have solicited the trade. Corporate Actors must not disclose any information as to why they cannot trade.

(i) Relief from this Section. In exceptional circumstances, a Corporate Actor may be permitted to trade securities of the Corporation and relief may need to be sought from the Exchange.

13. Public Communications

(a) What are Public Communications? For the purpose of this section, "Public Communications" include all press releases, material change reports, financial statements, annual information forms, information circulars, other legislative or regulatory disclosure documents, conference calls, shareholder meetings, analyst meetings, telephone calls to or from shareholders or other market participants, emails to or from shareholders or other market participants, as well as any other means by which the Corporation provides information to participants or potential participants in the market for the Corporation's securities.

(b) Who is Authorized to Make Public Communications? Only the Chief Executive Officer, the CFO and the Chairman of the Board of Directors are authorized to make or approve Public Communications. Any speaking engagement by an employee, officer or director of the Corporation that falls under the definition of Public Communications as defined below must have prior approval from one of the Designated Officers. They may delegate this responsibility in certain circumstances to other employees, directors or agents, but the Designated Officers are responsible for reviewing the form and substance of the proposed Public Communication.

The Disclosure Committee may not delegate responsibility for reviewing and approving formal disclosure documents required by Canadian securities legislation or policies, other than press releases which will be handled as set out in subsection 4(a).

(c) Communication with Analysts. Only a Designated Officer or a person designated in writing by one of them may communicate with analysts. The Corporation's policy with respect to interactions with analysts are as follows:

(i) selective disclosure must be avoided pursuant to Section 8;

(ii) no information may be provided to analysts that will not be provided to any person who makes similar inquiry pursuant to Section 8(d);

(iii) Corporate Actors shall not become involved in approving or influencing analyst opinions or conclusions, aside from merely correcting factual errors, provided that such corrections are based on non-Material Information or Material Information that has been publicly disseminated; and

(iv) no Corporate Actor shall distribute analyst reports to persons outside the Corporation or publicly endorse such a report.

(d) Quiet Periods. During a blackout period the Corporation shall not engage in discussions with analysts, investors or other market participants, except (i) where, in the course of such discussions, only information that has been in the public domain for at least 24 hours is imparted by the Corporation; (ii) where each party to such discussions (other than the Corporation) is acting in its capacity as a professional advisor; and (iii) in exceptional circumstances.

14. Electronic Communications

The policies contained herein also apply to electronic communications. Electronic communications include electronic mail, websites, the Internet and the System for Electronic Document Analysis and Retrieval ("SEDAR").

15. Website

(a) General Rule. The Corporation's website should not contain any disclosure that would, whether through website architecture, overt statement or omission, materially misrepresent the Corporation, its business prospects or financial status. Disclosure of material information on the website does not constitute general public disclosure and is not adequate disclosure of material information.

The Disclosure Committee must ensure that material information is disseminated to all required securities regulators and generally disclosed to the public before any disclosure is made on the website.

All publicly filed documents, including news releases, should be included on the website as soon as practicable after such material has been accepted for filing or posted on SEDAR. The website should have a notice advising the reader that the information that is posted is accurate at the time of posting but that the Corporation specifically disclaims any intention or responsibility to update this information and it may be superseded by subsequent disclosures. All disclosure posted to the website should show the date such material was issued or the date it is subsequently amended.

(b) Regular Review. The Disclosure Committee or an employee delegated by the Disclosure Committee shall review the Corporation's website every quarter to ensure that disclosure on the website is accurate, complete and up to date. Links to Third Party Sites. Unless approved by the Disclosure Committee, the Corporation's website may not link to a third party website. In the event such a link is permitted, it should include a notice that advises the reader that they are leaving the website and that the Corporation is not responsible for the contents of the other site.

(c) Analyst Reports. The Corporation may provide on its website a list of all (and only all) of the investment firms that provide coverage of the Corporation, along with relevant contact information. The Corporation may not, however, provide links to those firms or the analyst reports themselves.

(d) Investor Relations Material. Investor relations material shall be contained within a separate section of the Corporation's website and will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent disclosures. All data posted to the website, including text and audiovisual material, shall show the date such material was issued.